UNITED STATES
SECURITIESAND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Cambior Inc.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

13201L

(CUSIP Number)

February 18, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]   Rule 13d-1(b)

[x]   Rule 13d-1(c)

[ ]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   13201L

1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only).
   Dundee Wealth Management Inc. ("Dundee Wealth")

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a)
   (b)

3. SEC Use Only

4. Citizenship or Place of Organization

Canada

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power -7,969,245[1]
	6. Shared Voting Power-Nil
	7. Sole Dispositive Power- 7,969,245[1]
	8. Shared Dispositive Power -Nil

9. Aggregate Amount Beneficially Owned by Each Reporting Person- 7,969,245[1]

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
Inapplicable

11. Percent of Class Represented by Amount in Row (9)- 4.97%

12. Type of Reporting Person (See Instructions)- CO

CUSIP No.   13201L

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
Dundee Precious Metals Inc. ("Dundee Precious")

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3. SEC Use Only

4. Citizenship or Place of Organization
Canada

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power - 7,264,700
	6. Shared Voting Power - Nil
	7. Sole Dispositive Power- 7,264,700
	8. Shared Dispositive Power- Nil

9. Aggregate Amount Beneficially Owned by Each Reporting Person- 7,264,700

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)-

11. Percent of Class Represented by Amount in Row (9)- 4.5%

12. Type of Reporting Person (See Instructions)- CO

Item 1. (a) Name of Issuer - Cambior Inc.

Item 1. (b) Address of Issuer's Principal Executive Offices- 111 rue-Saint-Charles ouest, Tour est, bureau 750, Longueil, Québec, J4K 5G4

Item 2. (a) Name of Person Filing-Dundee Wealth & Dundee Precious

Item 2. (b) Address of Principal Business Office or, if none, Residence- 40 King Street, Scotia Plaza, 55th Floor, Toronto, Ontario M5H 4A9

Item 2. (c) Citizenship- Canada

Item 2. (d) Title of Class of Securities- Common Shares

Item 2. (e) CUSIP Number - Dundee Wealth-265312 & Dundee Precious- 265269

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4. Ownership.

(a) Amount beneficially owned: 7,969,245[1]
(b) Percent of class: 4.97%
(c) Number of shares as to which the person has:
    (i) Sole power to vote or to direct the vote- 7,969,245[1]
    (ii) Shared power to vote or to direct the vote- Nil
    (iii) Sole power to dispose or to direct the disposition of -7,969,245[1]
    (iv) Shared power to dispose or to direct the disposition of - Nil

Item 5. Ownership of Five Percent or Less of a Class- Due to sales and an increase in the share capital of Cambior, our position now represents less than a 5% interest in the company.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person. - Inapplicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company - Inapplicable

Item 8. Identification and Classification of Members of the Group - Inapplicable

Item 9. Notice of Dissolution of Group-Inapplicable

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 25, 2003
_____
Date
Dundee Wealth Management Inc. By:

"Lori E. Beak"
_____
Signature

Lori E. Beak- Assistant Secretary
_____
Name/Title



Exhibit 1


Dundee Wealth and Dundee Precious each hereby agree that the attached Form 13G to be filed by Dundee Wealth relating to each company's beneficial ownership of securities of Cambior Inc. is also filed on behalf of Dundee Precious.

Date: February 25, 2003

Dundee Wealth Management Inc.
By:

"Lori E. Beak"_____
Assistant Secretary

Dundee Precious Metals Inc.
By:

"Jonathan Goodman"_____
President & CEO

1 Includes 68,182 warrants to purchase common shares on a one-for-one basis at $3.00 until November 24, 2003.